December 20, 2024

Aaron Sullivan
Chief Financial Officer
PodcastOne, Inc.
345 North Maple Drive, Suite 295
Beverly Hills, CA 90210

       Re: PodcastOne, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2024
           File No 333-283818
Dear Aaron Sullivan:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. Please revise the cover page and elsewhere to disclose the number of warrants covered by this registration statement. Also, please include a revised legality opinion that specifies the number of warrants covered by the legality opinion. Lastly, ensure you provide the selling stockholder disclosure required by Item 507 of Regulation S-K for the warrants.
Signatures, page II-6

2. We note your principal executive officer signed the registration on behalf of the registrant. Please also ensure your principal executive officer signs the registration statement in his individual capacity.
 December 20, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Uwem Bassey at 202-551-3433 or Mitchell Austin at 202-551-3574
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Sasha Ablovatskiy